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[Logo agere systems]



                                                       1110 American Parkway, NE
                                                             Allentown, PA 18109
                                                                   www.agere.com


                                                February 27, 2006
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010


      Re: Agere Systems Inc.
          Form 10-K for the fiscal year ended September 30, 2005
          Filed December 12, 2005
          Form 8-K filed January 24, 2006
          File No. 001-16397

Dear Mr. Cascio:

       This letter is in response to the comments in your February 17, 2006 letter relating to our Form 8-K filed with the Securities and Exchange Commission on January 24, 2006.

       Set forth below are your comments followed by our responses.

    Comment:

1. We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP gross profit, non-GAAP selling, general and administrative and research and development expenses, non-GAAP operating income (loss), and non-GAAP net income (loss) and income
    (loss) per share amounts, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you


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    should explain why you believe each measure provides useful information to investors.

    o To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

    o Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

    Response:
    ---------

    In future filings, we will not include non-GAAP statements of operations and will disclose only those non-GAAP measures used by management along with the appropriate reconciliations.

    Comment:
    --------

2. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

    Response:
    ---------

    We will discontinue using the phrase "pro forma" to describe our non-GAAP measures.

The company acknowledges the following:

       o The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

       o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

       o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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       If you have any further questions or comments, please contact me at
(610) 712-2080 or Gary Wojtaszek, Corporate Controller, at (610) 712-7732.


                                           Agere Systems Inc.


                                           /s/ Peter Kelly
                                           ---------------------------------
                                           Peter Kelly
                                           Executive Vice President and Chief
                                           Financial Officer


cc: Lynn Dicker-Staff Accountant


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